Exhibit 99.1

FOR IMMEDIATE RELEASE

Studio City International Holdings Limited Announces

Unaudited Third Quarter 2018 Earnings

Macau, Thursday, November 8, 2018 – Studio City International Holdings Limited (NYSE: MSC) (“Studio City” or the “Company”), a world-class gaming, retail and entertainment resort located in Cotai, Macau, today reported its unaudited financial results for the third quarter of 2018.

Total revenues for the third quarter of 2018 was US$143.8 million, as compared to US$142.1 million in the third quarter of 2017. The increase in total revenues was primarily due to the increase in revenues from the provision of gaming related services. The Company adopted a new revenue recognition standard issued by the Financial Accounting Standards Board (the “New Revenue Standard”) using the modified retrospective method from January 1, 2018. Results for the periods beginning on or after January 1, 2018 are presented under the New Revenue Standard, while prior year amounts are not adjusted and continue to be reported in accordance with the previous basis. There was no material impact on our total revenues for the three months ended September 30, 2018 as a result of the adoption of the New Revenue Standard from January 1, 2018.

Revenues from the provision of gaming related services are derived from the provision of facilities for the operations of Studio City Casino by Melco Resorts (Macau) Limited (the “Gaming Operator”), a subsidiary of Melco Resorts & Entertainment Limited (“Melco”) and holder of a gaming subconcession, and services related thereto.

Studio City Casino generated gross gaming revenues of US$397.9 million and US$408.5 million for the third quarters of 2018 and 2017, respectively. Rolling chip volume totaled US$5.1 billion for both quarters ended September 30, 2018 and 2017. The rolling chip win rate was 3.1% in the third quarter of 2018 versus 4.0% in the third quarter of 2017. The expected rolling chip win rate range is 2.7% - 3.0%. Mass market table games drop increased to US$807.9 million in the third quarter of 2018 compared with US$747.1 million in the third quarter of 2017. The mass market table games hold percentage was 27.2% in the third quarter of 2018 compared to 25.0% in the third quarter of 2017. Gaming machine handle for the third quarter of 2018 was US$641.6 million, compared with US$581.2 million in the third quarter of 2017. The gaming machine win rate was 2.9% in the third quarter of 2018 compared to 3.3% in the third quarter of 2017. Total gaming tax and the costs incurred in connection with the operation of Studio City Casino deducted from gross gaming revenues were US$315.9 million and US$328.0 million in the third quarters of 2018 and 2017, respectively.

After the Gaming Operator deducted gaming tax and the costs incurred in connection with its operations of Studio City Casino from the gross gaming revenues, the Company recognized revenues from provision of gaming related services of US$82.0 million and US$80.5 million for the third quarters of 2018 and 2017, respectively.

Total non-gaming revenue at Studio City for the third quarter of 2018 was US$61.8 million, compared with US$61.6 million for the third quarter of 2017.

Operating income for the third quarter of 2018 was US$31.4 million, compared with operating income of US$31.0 million in the third quarter of 2017, representing an increase of 1%.

Adjusted EBITDA(1) was US$75.2 million for the third quarter of 2018, as compared to Adjusted EBITDA of US$77.3 million in the third quarter of 2017, representing a decrease of 3%.

Net loss for the third quarter of 2018 was US$8.1 million, compared with US$8.3 million, in the third quarter of 2017.

Other Factors Affecting Earnings

Total net non-operating expenses for the third quarter of 2018 were US$39.5 million, which mainly included interest expenses, of US$38.1 million.

Depreciation and amortization costs of US$42.9 million were recorded in the third quarter of 2018 of which US$0.8 million was related to the amortization of land use right.

Revenues from provision of gaming related services in relation to the Studio City Casino VIP gaming operations amounted to US$12.3 million in the third quarter of 2018, compared with US$16.8 million in the third quarter of 2017, representing a decrease of 27%. There is no assurance that VIP tables will continue to be operated at the Studio City Casino beyond November 2019.

The Adjusted EBITDA for Studio City as mentioned in Melco’s unaudited third quarter 2018 earnings release dated November 8, 2018 does not reflect the intra-Melco group fees for the management and share services arrangements between the Company and certain subsidiaries of the Company (the “Studio City Entities”) and certain subsidiaries of Melco (the “Master Service Providers”) pursuant to which certain non-gaming services are provided by the Master Service Providers to the Studio City Entities and vice versa. Melco’s unaudited third quarter 2018 earnings results also do not reflect the costs related to VIP operations at Studio City Casino. The consolidated financials of Studio City contained in this report reflect such intra-Melco group fees charged to Studio City and the costs incurred by Studio City in connection with VIP operations at Studio City Casino. The total variance resulting from the above differences for the third quarter of 2018 is approximately US$14 million.

Financial Position and Capital Expenditures

Total cash and bank balances as of September 30, 2018 aggregated US$412.9 million, including US$20.0 million on a bank deposit with an original maturity over three months and US$72.7 million of restricted cash. Total debt, net of unamortized deferred financing costs at the end of the third quarter of 2018, was US$2.0 billion.

Capital expenditures for the third quarter of 2018 were US$15.2 million.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Studio City International Holdings Limited (the “Company”) may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) growth of the gaming market and visitations in Macau, (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) our anticipated growth strategies, (v) gaming authority and other governmental approvals and regulations, and (vi) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

(1)

“Adjusted EBITDA” is defined as earnings before interest, taxes, depreciation, amortization, pre-opening costs, property charges and other, other non-operating income and expenses. We believe that adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results. This non-GAAP financial measure eliminates the impact of items that we do not consider indicative of the performance of our business. While we believe that this non-GAAP financial measure is useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute for the related financial information prepared in accordance with U.S. GAAP. It should not be considered in isolation or construed as an alternative to net income/loss, cash flow or any other measure of financial performance or as an indicator of our operating performance, liquidity, profitability or cash flows generated by operating, investing or financing activities. The use of adjusted EBITDA has material limitations as an analytical tool, as adjusted EBITDA does not include all items that impact our net income/loss. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measure to its most directly comparable GAAP financial measure.

(2)

“Adjusted net loss” is net loss before pre-opening costs and property charges and other. Adjusted net loss is presented as supplemental disclosure because management believes it provides useful information to investors and others in understanding and evaluating our performance, in addition to income/loss computed in accordance with U.S. GAAP. Adjusted net loss may be different from the calculation methods used by other companies and, therefore, comparability may be limited. Reconciliations of adjusted net loss with the most comparable financial measures calculated and presented in accordance with U.S. GAAP are provided herein immediately following the financial statements included in this press release.

About Studio City International Holdings Limited

The Company, with its American depositary shares listed on the New York Stock Exchange (NYSE: MSC), is a world-class gaming, retail and entertainment resort located in Cotai, Macau. For more information about the Company, please visit www.studiocity-macau.com.

The Company is strongly supported by its single largest shareholder, Melco Resorts & Entertainment Limited, a company with its American depositary shares listed on the NASDAQ Global Select Market (NASDAQ: MLCO).

For investment community, please contact:

Richard Huang

Director, Investor Relations

Tel: +852 2598 3619

Email: richardlshuang@melco-resorts.com

For media enquiries, please contact:

Chimmy Leung

Executive Director, Corporate Communications

Tel: +852 3151 3765

Email: chimmyleung@melco-resorts.com

Studio City International Holdings Limited and Subsidiaries

Condensed Consolidated Statements of Operations

(In thousands of U.S. dollars)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
OPERATING REVENUES
Provision of gaming related services	$82,028	$80,498	$250,623	$213,850
Rooms	22,653	22,451	66,236	65,558
Food and beverage	17,419	14,950	48,878	44,145
Entertainment	4,370	5,239	10,643	14,746
Services fee	10,775	10,009	30,381	29,892
Mall	5,668	7,156	16,366	22,674
Retail and other	916	1,810	2,872	5,104

Total revenues	143,829	142,113	425,999	395,969

OPERATING COSTS AND EXPENSES
Provision of gaming related services	(5,073)	(6,530)	(15,829)	(18,294)
Rooms	(5,561)	(5,405)	(16,515)	(16,112)
Food and beverage	(14,400)	(12,956)	(41,770)	(39,914)
Entertainment	(3,637)	(4,496)	(10,523)	(13,333)
Mall	(2,944)	(2,250)	(8,326)	(6,701)
Retail and other	(609)	(1,878)	(1,883)	(3,778)
General and administrative	(36,435)	(31,280)	(102,290)	(96,459)
Pre-opening costs	(357)	(25)	(410)	15
Amortization of land use right	(831)	(832)	(2,492)	(2,493)
Depreciation and amortization	(42,023)	(43,208)	(125,806)	(129,790)
Property charges and other	(560)	(2,280)	(4,087)	(6,547)

Total operating costs and expenses	(112,430)	(111,140)	(329,931)	(333,406)

OPERATING INCOME	31,399	30,973	96,068	62,563

NON-OPERATING INCOME (EXPENSES)
Interest income	977	634	2,416	1,434
Interest expenses	(38,081)	(38,080)	(114,240)	(114,239)
Other finance costs	(2,175)	(2,026)	(6,408)	(5,969)
Foreign exchange (losses) gains, net	(135)	30	(297)	424
Other (expenses) income, net	(88)	144	(110)	431

Total non-operating expenses, net	(39,502)	(39,298)	(118,639)	(117,919)

LOSS BEFORE INCOME TAX	(8,103)	(8,325)	(22,571)	(55,356)
INCOME TAX CREDIT (EXPENSE)	9	62	(366)	77

NET LOSS	$(8,094)	$(8,263)	$(22,937)	$(55,279)

Note: The Company adopted the New Revenue Standard using the modified retrospective method from January 1, 2018. Results for the periods beginning on or after January 1, 2018 are presented under the New Revenue Standard, while prior year amounts are not adjusted and continue to be reported in accordance with the previous basis.

Studio City International Holdings Limited and Subsidiaries

Condensed Consolidated Balance Sheets

(In thousands of U.S. dollars, except share and per share data)

	September 30, 2018	December 31, 2017
	(Unaudited)	(Audited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$320,205	$348,399
Bank deposits with original maturities over three months	20,000	9,884
Restricted cash	72,555	34,400
Accounts receivable, net	2,090	2,345
Amounts due from affiliated companies	25,956	37,826
Inventories	9,931	10,143
Prepaid expenses and other current assets	27,359	17,930

Total current assets	478,096	460,927

PROPERTY AND EQUIPMENT, NET	2,204,696	2,280,116
LONG-TERM PREPAYMENTS, DEPOSITS AND OTHER ASSETS	48,705	60,722
RESTRICTED CASH	130	130
LAND USE RIGHT, NET	123,180	125,672

TOTAL ASSETS	$2,854,807	$2,927,567

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable	$4,806	$2,722
Accrued expenses and other current liabilities	102,801	155,840
Amounts due to affiliated companies	23,282	19,508
Income tax payable	33	—

Total current liabilities	130,922	178,070

LONG-TERM DEBT, NET	2,005,155	1,999,354
OTHER LONG-TERM LIABILITIES	4,087	9,512
DEFERRED TAX LIABILITIES	869	588

SHAREHOLDERS' EQUITY
Ordinary shares	18	18
Additional paid-in capital	1,512,705	1,512,705
Accumulated other comprehensive income	488	488
Accumulated losses	(799,437)	(773,168)

Total shareholders’ equity	713,774	740,043

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$2,854,807	$2,927,567

Studio City International Holdings Limited and Subsidiaries

Condensed Consolidated Balance Sheets – (continued)

(In thousands of U.S. dollars, except share and per share data)

Note:	SUBSEQUENT EVENTS

On October 22, 2018, the Company completed an initial public offering of 28,750,000 American depositary shares (representing 115,000,000 SC Class A Shares) (the “Offering”), or ADSs. The ADSs are listed on the New York Stock Exchange under the symbol “MSC”.

In connection with the Offering, the Company together with its subsidiaries underwent a series of organizational transactions (the “Organizational Transactions”) pursuant to an implementation agreement entered into among MCE Cotai Investments Limited (“MCE Cotai”), Melco, New Cotai, LLC (“New Cotai”), MSC Cotai Limited (“MSC Cotai”) and the Company. The Organizational Transactions included, among other things, the following, all of which were completed in October 2018 and prior to the completion of the Offering: (i) the Company contributed substantially all of its assets and liabilities to one of its subsidiaries, MSC Cotai, in exchange for newly-issued ordinary shares of MSC Cotai; (ii) the Company authorized two classes of ordinary shares, the SC Class A Shares and the SC Class B Shares, in each case with a par value of $0.0001 each; (iii) the 60% equity interest in the Company held directly by MCE Cotai prior to the Organizational Transactions was reclassified into 108,767,640 SC Class A Shares; (iv) the 40% equity interest in the Company held directly by New Cotai prior to the Organizational Transactions was exchanged for 72,511,760 SC Class B Shares, which have only voting and no economic rights and, through its SC Class B Shares, New Cotai has voting rights in the Company which controls MSC Cotai; (v) New Cotai has a non-voting, non-shareholding economic participation interest (the “Participation Interest”) in MSC Cotai, the terms of which are set forth in a participation agreement (the “Participation Agreement”) that was entered into by MSC Cotai, New Cotai and the Company; and (iv) the Company was redomiciled by way of continuation as an exempted company incorporated with limited liability under the laws of the Cayman Islands.

Each SC Class A Share and each SC Class B Share entitles its holder to one vote on all matters to be voted on by shareholders generally and holders of SC Class A Shares and SC Class B Shares vote together as a single class on all matters presented to the shareholders for their vote or approval, except as otherwise required by applicable law or the memorandum of association and articles of association. Holders of the SC Class B Shares do not have any right to receive dividends or distributions upon the Company’s liquidation or winding up or to otherwise share in our profits and surplus assets. Immediately prior to the Offering, the Participation Interest entitled New Cotai to receive from MSC Cotai an amount equal to 66 2/3% of the amount of any distribution, dividend or other consideration paid by MSC Cotai to the Company, subject to adjustments, exceptions and conditions as set out in the Participation Agreement. The 66 2/3% represented the equivalent of New Cotai’s 40% interest in the Company prior to the Organizational Transactions. The Participation Agreement also provides that New Cotai is entitled to exchange all or a portion of its Participation Interest for a number of SC Class A Shares subject to adjustments, exceptions and conditions as set out in the Participation Agreement and a proportionate number of SC Class B Shares will be deemed surrendered and automatically canceled for no consideration as set out in the Participation Agreement when New Cotai exchanges all or a portion of the Participation Interest for SC Class A Shares.

Immediately following the completion of the Offering and the concurrent private placement of 800,376 SC Class A Shares to Melco International Development Limited, the majority shareholder of Melco, to effect the assured entitlement distribution, 115,800,376 SC Class A Shares with par value of $0.0001 each were issued, and New Cotai has a Participation Interest in MSC Cotai, which entitles New Cotai to receive from MSC Cotai an amount equal to 32.3% of the amount of any distribution, dividend or other consideration paid by MSC Cotai to the Company, subject to adjustments, exceptions and conditions.

Studio City International Holdings Limited and Subsidiaries

Reconciliation of Net Loss to Adjusted Net Loss

(In thousands of U.S. dollars)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net Loss	$(8,094)	$(8,263)	$(22,937)	$(55,279)
Pre-opening Costs	357	25	410	(15)
Property Charges and Other	560	2,280	4,087	6,547

Adjusted Net Loss	$(7,177)	$(5,958)	$(18,440)	$(48,747)

Studio City International Holdings Limited and Subsidiaries

Reconciliation of Operating Income to Adjusted EBITDA

(In thousands of U.S. dollars)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating Income	$31,399	$30,973	$96,068	$62,563
Pre-opening Costs	357	25	410	(15)
Depreciation and Amortization	42,854	44,040	128,298	132,283
Property Charges and Other	560	2,280	4,087	6,547

Adjusted EBITDA	$75,170	$77,318	$228,863	$201,378

Studio City International Holdings Limited and Subsidiaries

Reconciliation of Net Loss to Adjusted EBITDA

(In thousands of U.S. dollars)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net Loss	$(8,094)	$(8,263)	$(22,937)	$(55,279)
Income Tax (Credit) Expense	(9)	(62)	366	(77)
Interest and Other Non-Operating Expenses, Net	39,502	39,298	118,639	117,919
Property Charges and Other	560	2,280	4,087	6,547
Depreciation and Amortization	42,854	44,040	128,298	132,283
Pre-opening Costs	357	25	410	(15)

Adjusted EBITDA	$75,170	$77,318	$228,863	$201,378

Studio City International Holdings Limited and Subsidiaries

Supplemental Data Schedule

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
Room Statistics:
Average daily rate (3)	$141	$142	$138	$139
Occupancy per available room	100%	98%	100%	98%
Revenue per available room (4)	$141	$139	$138	$137

Other Information:
Average number of table games	288	291	292	287
Average number of gaming machines	938	970	947	974
Table games win per unit per day (5)	$14,287	$14,535	$14,361	$12,521
Gaming machines win per unit per day (6)	$219	$214	$235	$211

(3)	Average daily rate is calculated by dividing total room revenues including the retail value of complimentary rooms (less service charges, if any) by total occupied rooms including complimentary rooms
(4)	Revenue per available room is calculated by dividing total room revenues including the retail value of complimentary rooms (less service charges, if any) by total rooms available
(5)

Table games win per unit per day is shown before discounts, commissions, non-discretionary incentives (including the point-loyalty programs) as administered by the Gaming Operator and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis

(6)

Gaming machines win per unit per day is shown before non-discretionary incentives (including the point-loyalty programs) as administered by the Gaming Operator and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis